AA-1
8-31-2004



04016624

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UF 8-26-04

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 28694

REPORT FOR THE PERIOD BEGINNING_____07/01/03_____ AND ENDING_____06/30/04 AUG 2 6 2004
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamon & Stern, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1950 North Park Place, Suite 100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Hollis M. Lamon   770-951-8411
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – if individual, state last, first, middle name)

1355 Peachtree Street, NE Suite 200 Atlanta	Georgia	30309
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 0 1 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Hollis M. Lamon__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Lamon & Stern, Inc.__ , as
of __June 30, 2004__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President

Title

Michelle D. Farmer
Notary Public _My Commission Expired June 24, 2006_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMON & STERN, INC.

FINANCIAL STATEMENTS
June 30, 2004

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the statement of financial condition of **Lamon & Stern, Inc.** as of June 30, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

August 4, 2004

LAMON & STERN, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	434,324
Commissions receivable		153,696
Other receivables		19,554
Prepaid expenses		4,572
Total Current Assets		612,146

INVESTMENTS		16,800
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation of $45,190		8,761
DEPOSIT WITH CLEARING AGENT		25,000
DEFERRED INCOME TAXES		6,780
Total Assets	$	669,487

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable and accruals	$	30,000
Accrued commissions		21,855
Accrued soft dollar commissions		106,613
Total Current Liabilities		158,468

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Paid-in capital		6,149
Retained earnings		504,370
Total Stockholder's Equity		511,019
Total Liabilities and Stockholder's Equity	$	669,487

The accompanying notes are an integral part of these financial statements.

1

LAMON & STERN, INC.

STATEMENT OF INCOME
For The Year Ended June 30, 2004

COMMISSION INCOME:	
Commission income	$ 2,142,416
Soft dollar commission income	2,208,089
Total Commission Income	4,350,505
OPERATING EXPENSE:	
Commission expense	1,940,382
Soft dollar commission expense	263,742
Soft dollar expense	810,181
Salaries	566,263
Management fees	464,398
Miscellaneous	179,334
Total Operating Expense	4,224,300
TOTAL OPERATING INCOME	126,205
OTHER INCOME (EXPENSE):	
Interest income	3,339
Interest expense	(769)
Realized loss on investments	(3,300)
Total Other Income	(730)
INCOME BEFORE TAXES	125,475
PROVISION FOR INCOME TAXES:	
Current, before net operating loss carry forward	38,504
Deferred benefit	(10,000)
	28,504
NET INCOME	$ 96,971
NET INCOME PER SHARE	$ 193.94

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2004

| | Common Stock | | Paid-In | Retained |
	Shares	Amount	Capital	Earnings
BALANCE, June 30, 2003	500	$ 500	$ 6,149	$ 407,399
Net income	-	-	-	96,971
BALANCE, June 30, 2004	500	$ 500	$ 6,149	$ 504,370

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received from brokerage commissions	$ 4,579,305
Cash paid for commissions and other expenses	(4,557,282)
Income tax refunds	264
Interest received	3,339
Interest paid	(769)
Net Cash Provided By Operating Activities	24,857
INCREASE IN CASH AND CASH EQUIVALENTS	24,857
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	409,467
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 434,324

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:

Net income	$ 96,971
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized loss on investments	3,300
Depreciation	594
Deferred income taxes	28,769
Change in:	
Commissions receivable	222,854
Other receivables	5,946
Prepaid expenses	1,440
Accounts payable and accruals	(20,000)
Accrued commissions	(315,017)
Net Cash Provided By Operating Activities	$ 24,857

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2004

1. **GENERAL**

    The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of the National Association of Securities Dealers.

    The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer, and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession or control requirements under SEC Rule 15c3-3.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of soft dollar commissions payable.

    The Company maintains its cash accounts in a commercial bank in Atlanta, Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents.

    Furniture and equipment and leasehold improvements are carried at cost. Furniture and equipment are depreciated over three to seven years and leasehold improvements over thirty-one and one-half years using the straight-line method.

    Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by four clearing agents, who remit commissions to the Company monthly. During fiscal year 2004, two customers accounted for approximately 18% of revenues.

    Soft dollar commission income is derived from soft dollar trading. Soft dollar trading pays expenses on behalf of the fund instead of paying regular commission. Soft dollar commission income is accounted for on the trade date. An estimate of soft dollar commission expense payable is recorded monthly.

LAMON & STERN, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2004

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

3. **INVESTMENTS**

Investments consist of warrants of the National Association of Securities Dealers, Inc. The warrants are not readily marketable and are carried at cost. These warrants expire on various dates ranging from June 28, 2005 through June 28, 2006.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis; however, as of June 30, 2004, the net capital ratio was 0.38 to 1, and net capital was $422,053, which exceeded the minimum capital requirements by $372,053.

5. **RELATED PARTIES**

The Company leases its office space on a month to month basis for $1,333 a month from the father of the stockholder. The Company shares office space with other entities owned by the stockholder.

6. **MANAGEMENT FEES**

The Company paid management fees totaling $464,398 to its stockholder during the year. The management fees paid are determined on a discretionary basis by the stockholder.

7. **INCOME TAXES**

The Company's deferred income tax asset at June 30, 2004 consists primarily of the estimated income tax benefit from a net operating loss carryforward of approximately $35,000, which expires June 30, 2023. No valuation allowance for the realization of this asset is considered to be necessary.

The total income tax expense differs from the amount expected at statutory rates because of the effect of tax brackets.



WINDHAM BRANNON, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Board of Directors
Lamon & Stern, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of net capital, reconciliation of stockholder's equity, computation of aggregate indebtedness, and computation for determination of reserve requirements and possession or control requirements at June 30, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

August 4, 2004

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of AGN International Ltd., an association of separate and independent accounting & consulting firms

7

LAMON & STERN, INC.

SUPPLEMENTARY DATA
June 30, 2004

COMPUTATION OF NET CAPITAL

Stockholder's equity, June 30, 2004	$	511,019
Less non-allowable assets		(88,966)
Net Capital	$	422,053

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	383,549
Audit adjustments that affect net capital		38,504
Net Capital As Adjusted	$	422,053

RECONCILIATION OF STOCKHOLDER'S EQUITY

Stockholder's equity, Form X-17A-5 Part IIA	$	469,036
Audit adjustments that affect stockholder's equity:		
Adjustment of investments to actual		(3,300)
Adjustment of deferred income taxes		45,283
Stockholder's Equity Per Audited Financial Statements	$	511,019

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS DEFINED UNDER RULE 15c3-1

Accounts payable and accruals	$	30,000
Accrued commissions		128,468
Total Aggregate Indebtedness	$	158,468
Ratio of Aggregate Indebtedness to Net Capital		0.38 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(ii).



WINDHAM BRANNON, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements of **Lamon & Stern, Inc.** (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of AGN International Ltd., an association of separate and independent accounting & consulting firms

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Windham Brannon, P.C.

Certified Public Accountants

August 4, 2004